                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 10)(1)

                           GREG MANNING AUCTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    563823103
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 10, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------
1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563823103                     13D                    Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               AFINSA BIENES TANGIBLES S.A.
               (No S.S. or I.R.S. Identification No.)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


               WC, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


               SPAIN
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,417,627
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,417,627

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               2,417,627
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               23.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


               CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 563823103                     13D                    Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               AUCTENTIA, S.A.
               (No S.S. or I.R.S. Identification No.)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


               WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


               SPAIN
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,417,627
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,417,627

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               2,417,627
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               23.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


               CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 563823103                     13D                    Page 4 of 6 Pages


                  The following constitutes Amendment No. 10 to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.A. ("Auctentia") with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, and Amendment No. 9, filed with the Commission on April 5, 2001 (the "Schedule 13D"), relating to Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer"). This amendment reports the purchase of 174,900 Shares of Common Stock of the Issuer ("Shares") by Auctentia, a wholly-owned subsidiary of AFINSA, since the date of filing of Amendment No. 9 to this Schedule 13D by AFINSA.

         Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is amended to add the following at the end thereof:

         The source of funds used in making the additional purchases of 174,900 Shares for an aggregate purchase price of $299,150 was working capital of Auctentia.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of April 15, 2001, the aggregate number of Shares beneficially owned by AFINSA, indirectly through Auctentia, its wholly-owned subsidiary, is 2,417,627, representing approximately 23.7% of the total number of Shares outstanding, based on 10,059,812 Shares represented by the Issuer as outstanding in its Quarterly Report on Form 10-Q for the period ended December 31, 2000, plus 126,833 Shares into which the 126,833 warrants held by Auctentia may be exercised.

         (b) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 2,417,627 of the Shares of the Issuer that are the subject of this Schedule 13D.

         (c) Since the date of the last purchase reported in Amendment No. 9 to this Schedule 13D, Auctentia purchased an aggregate of 174,900 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each transaction was made on the open market and effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

         (d)  Not applicable.

         (e)  Not applicable.

CUSIP No. 563823103                     13D                    Page 5 of 6 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 17, 20001


                                    AFINSA BIENES TANGIBLES S.A.



                                    By: /s/ Juan Antonio Cano Cuevas
                                        ----------------------------------------
                                        Vice-Chairman and Managing Director


                                    AUCTENTIA, S.A.



                                    By: /s/ Ramon Egurbide
                                        ----------------------------------------
                                        Managing Director

CUSIP No. 563823103                     13D                    Page 6 of 6 Pages



                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 3/31/01 THROUGH 4/15/01


             Date       Quantity             Price            Transaction Type
             ----       --------             -----            ----------------

           4/2/01          6,400             1.9883          Open Mkt. Purchase
           4/3/01          5,000             1.9952          Open Mkt. Purchase
           4/4/01          5,000             1.9396          Open Mkt. Purchase
           4/5/01          5,000             1.8197          Open Mkt. Purchase
           4/6/01         40,000             1.7758          Open Mkt. Purchase
           4/9/01         35,500             1.5519          Open Mkt. Purchase
          4/10/01         41,500             1.5307          Open Mkt. Purchase
          4/11/01         32,500             1.8438          Open Mkt. Purchase
          4/12/01          4,000             2.0200          Open Mkt. Purchase

Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.